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                         STOCK PURCHASE RIGHTS AGREEMENT


THIS STOCK PURCHASE RIGHTS AGREEMENT ("Agreement") made this 30th day of November, 2001 by and between Javad K. Hassan ("Hassan"), and Alvin Hoffman, Revocable Trust UAD 2/28/96 ("Hoffman").

                                   WITNESSETH:

WHEREAS, Hassan serves as Chairman of the Board of Directors of AM Communications, Inc., a Delaware corporation having its principal place of business at 100 Commerce Boulevard Quakertown, Pennsylvania 18951-2237, whose common stock is traded over the counter on the Bulletin Board; and

WHEREAS, Hoffman is a principal shareholder in AM Communications, Inc. holding approximately 30.5% of its outstanding common stock, as well as convertible preferred shares that are convertible into common stock; and

WHEREAS, in order to induce Hassan to exercise his best efforts to grow the value of the outstanding stock of AM Communications, Inc., Hoffman is desirous of selling a portion of the shares of common stock in AM Communications which he owns to Hassan upon favorable terms in the event that one or more of certain events occurs; and

WHEREAS, Hassan is desirous of purchasing the aforementioned shares of common stock of AM Communications, Inc. upon such favorable terms in the event that one or more or those certain events occurs.

NOW THEREFORE, the Parties in consideration of the promises and mutual covenants contained herein and for other good and valuable consideration, agree as follows:

1. Stock Purchase Rights

(a) Hoffman agrees to sell, and Hassan agrees to buy, seven million one-hundred ninety five thousand nine-hundred nineteen (7,195,919) shares (the "Shares") of Hoffman's AM Communications common stock upon the first of the following triggering events (collectively "Triggering Events" and individually "Triggering Event") to occur: (1) AM Communications enters into a definitive agreement to be acquired; (2) the one-hundred and eightieth (180th) day following AM Communications' completion of a subsequent public offering of class A common stock; (3) the death of Alvin Hoffman; and (4) Hassan's termination as chairman of the Board of Directors of AM Communications.

(b) If a Triggering Event occurs under Section 1(a), the closing date on the purchase of the seven million one-hundred ninety five thousand nine hundred nineteen (7,195,919) shares of Hoffman's common stock shall take place thirty
(30) days following that Triggering Event.

(c) In the event Hassan dies, Hassan's estate will succeed to his rights under this Agreement but it will not be obligated to purchase the shares. Hassan's estate shall provide Hoffman with written notice that it will exercise the purchase rights under this Agreement within thirty (30) days following Hassan's death, and the closing of the purchase shall take place within one hundred eighty (180) days following Hassan's death.

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2. Purchase Price

The purchase price of the Shares under Section 1(a) is seven hundred nineteen thousand five hundred ninety-one dollars and ninety cents ($719,591.90) (or ten cents (10(cent) per Share times 7,195,919 shares).

3. No Rights As Shareholder

Prior to closing on the purchase of Shares under Section 1(a), Hassan shall have no rights as a shareholder in AM Communications by virtue of the stock purchase rights granted to him under this Agreement.

4. Non-Assignability

This Agreement shall be binding upon and inure to the benefit of the Parties and their respective successors, heirs and assigns. Hassan's rights under this Agreement may not be transferred, assigned, pledged as security or hypothecated in any way and they shall not be subject to execution, attachment or similar process. Upon any attempt to transfer, assign, pledge or hypothecate in any way or any attempt to execute, attach or similarly convey rights in this Agreement by operation of law, the rights of Hassan under this Agreement and the obligations of Hoffman under this Agreement shall thereupon immediately be extinguished.

5. Representations

The Parties represent and warrant to each other that each respectively is fully authorized and empowered to enter into this Agreement and that his entering into this Agreement and the performance of his respective obligations under this Agreement will not violate any agreement between Hassan or Hoffman respectively and any other person, firm or organization or any law or governmental regulation. Hoffman makes no representations or warranties as to the availability of any favorable income tax treatment of the rights granted hereunder to Hassan.

6. Entire Agreement

This Agreement contains the entire agreement between the Parties concerning the subject matter hereof and supersedes all prior agreements, understandings, discussions, negotiations and undertakings, whether written or oral, between the parties with respect thereto.

7. Amendment or Waiver

This Agreement cannot be changed, modified or amended without the consent in writing of both Hassan and Hoffman. No waiver by either Party at any time of any breach by the other Party of any condition or provision of this Agreement shall be deemed a waiver of a similar or dissimilar condition or provision at the same or at any prior or subsequent time. Any waiver must be in writing and signed by Hassan or Hoffman, as the case may be.

8. Severability

In the event that any provision or portion of this Agreement shall be determined to be invalid or unenforceable for any reason, in whole or in part, the remaining provisions of this Agreement shall be unaffected thereby and shall remain in full force and effect to the fullest extent permitted by law.

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9. Governing Law

This Agreement shall be governed by and construed and interpreted in accordance with the laws of the Commonwealth of Pennsylvania without reference to principles of conflict of laws.

10. Notices

Any notice given to either Party shall be in writing, shall be deemed to have been given when delivered personally or sent by certified or registered mail, postage prepaid, return receipt requested, duly addressed to the Party concerned at the address indicated below or to such changed address as such Party may subsequently give notice of in writing:

                  If to Hassan:     Mr. Javad K. Hassan
                                    1900 Yorkshire Drive
                                    Blue Bell, PA 19422

                  With a copy to:   Mr. Javad K. Hassan
                                    c/o NeST Technologies, Inc.
                                    4501 Singer Court, Suite 201
                                    Chantilly, VA 20151

                  If to Hoffman:    Mr. Alvin Hoffman
                                    6699 Northwest 2nd Ave
                                    Unit 416
                                    Boca Raton, FL 33487-3082

                  With a copy to:   Stephen H. Green, Esq.
                                    100 South Broad Street
                                    #2130
                                    Philadelphia, PA 19110-1023

11. Headings

The headings of the Sections contained in this Agreement are for convenience of reference only, do not constitute a part of this Agreement and shall not be deemed to limit or affect any of the provisions hereof.

12. Counterparts

The Agreement may be executed in two or more counterparts.


Witness:

-----------------                   --------------------
By:                                 By: Javad K. Hassan


Witness:                            Alvin Hoffman, Revocable Trust UAD 2/28/96

-----------------                   -----------------
By:                                 By: Alvin Hoffman



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